PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
34099

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Patrick Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11152 South Towne Square
(No. and Street)

St. Louis (City) MO (State) 63123 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan Klump (Name) (314) 963-9336 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201 (Address) Frankfort (City) IL (State) 60423 (Zip Code)

12/21/2010 (Date of Registration with PCAOB)(if applicable) 5376 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Klump, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Patrick Capital Markets, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Ryan C Klump

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Patrick Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Patrick Capital Markets, LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Patrick Capital Markets, LLC as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Patrick Capital Markets, LLC's auditor since 2010.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 22, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2026

ASSETS

Cash and cash equivalents	$ 1,493,959
Commissions receivable	238,712
Note receivable	300,000
Right-of-use asset (net of accumulated amortization of $152,428)	267,079
Prepaid expenses	33,519
TOTAL ASSETS	$ 2,333,269

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 242,620
Commissions payable	310,539
Lease liability	269,511
Total Liabilities	$ 822,670
MEMBER'S CAPITAL	$ 1,510,599
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 2,333,269

The accompanying notes are an integral part of this financial statement.

PATRICK CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2026

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Patrick Capital Markets, LLC (the "Company" or "PCM"), a wholly owned subsidiary of Saxony Financial Holdings, LLC, was organized in the state of Missouri on June 16, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are brokering securities transactions and providing managing broker dealer services.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commissions - 1940 Act Wholesaling commissions are earned for wholesaling various mutual funds to other broker dealers or registered investments advisors (RIAs). Revenues are recognized in the month earned. 1940 Act Wholesaling commissions are earned and computed in two ways; a) on an as sold basis and b) assets under management "AUM" basis. Revenue is recorded in the month of sale for the "As Sold Basis" and reported in the month the dollars are in the asset base of manager for the "AUM" basis.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Fee Income – Investment banking fees are fees and other income earned for funds placed in a private placement transactions. Managing broker dealer fees are a percentage of the offering for managing any security offering.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at several financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Single Reportable Segment - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions, agency transactions, and administrative services. The Company has identified its CEO/President and CFO as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables and Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In the opinion of management at June 30, 2026, all receivable from broker/dealers, concessions and fees receivable, and note receivable were considered collectable and no allowance for credit losses was necessary.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019, using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 6.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2026, the Company's net capital and required net capital were $1,147,664 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 48%.

NOTE 3 – NOTE RECEIVABLE

On April 29, 2025, the Company signed a $300,000 demand promissory note with Saxony Financial Holdings, LLC, which bears interest at 8%. The note matures June 30, 2028. The note has incurred $24,259 of interest income for the year ended June 30, 2026.

Subsequent to year end, on July 30, 2026, the Company signed a $300,000 demand promissory note with Saxony Financial Holdings, LLC, which bears interest at 8%. The note matures June 30, 2029.

NOTE 4 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes. In addition, the sole member of the Company uses the calendar year for income tax purposes.

Effective January 1, 2013, both the Company and the sole member elected S-Corporation status. Therefore, the members of the sole member are responsible for any income taxes.

NOTE 4 - INCOME TAXES – *(Continued)*

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. For the year ended June 30, 2026, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to examinations by tax authorities for federal, state or local income taxes for periods before 2023.

There are no material net differences between the tax basis and the reported amount of the Company's assets and liabilities.

NOTE 5 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Saxony Financial Holdings, LLC (SFH). The Company is also affiliated through common ownership and management with Saxony Capital Management, LLC (an SEC registered RIA), Saxony Insurance Agency, LLC, RECA Group, Inc. (RECA), Saxony Holdings, Inc. (SHI), and Saxony Securities, Inc. (SSI), a registered broker/dealer.

The Company has an expense sharing agreement with SSI. For the year ended June 30, 2026, the Company reimbursed SSI $93,360 for compensation, occupancy and other expenses (See Note 6). The Company also received from SSI $249,744 of due diligence fees during the year. At June 30, 2026, there was a payable of $6,496 and included in accounts payable and accrued expenses, on the Statement of Financial Condition.

The Company has agreements with RECA to lease multiple software programs on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended June 30, 2026, relating to this agreement were $6,447.

The Company incurred expenses for software services from an organization which a member of SFH is on the management team. Total payments made by the Company during the year ended June 30, 2026, relating to these services were $8,805.

NOTE 5 - RELATED PARTIES – *(Continued)*

The Company incurred expenses from a registered representative in a legal capacity to assist with due diligence reviews. Total expenses incurred by the Company during the year ended June 30, 2026, relating to these services were $16,150.

During the year there are times where registered representatives are due other funds. At June 30, 2026, there are $2,320 deposits included in accounts payable and accrued expenses, on the Statement of Financial Condition.

The Company has a demand promissory note with SFH. Subsequent to year end, the Company signed a demand promissory note with SFH (See Note 3).

NOTE 6 - LEASE COMMITMENTS

The Company has an obligation with a related party (See Note 5) as a lessee for office space. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases its office space under an operating agreement that expires September 2027. The lease has 2, consecutive, 3-year extension options the Company reasonably believes will be exercised.

The components of lease cost for the year ended June 30, 2026, are as follows:

Operating lease cost	$ 41,664
Short term lease cost	12,000
Total lease cost	$ 53,664

Other information related to the lease at June 30, 2026:

Weighted average remaining lease term:
Operating leases – 7.25 years

Weighted average discount rate:
Operating leases – 3.25% to 5.5%

NOTE 6 - LEASE COMMITMENTS – *(Continued)*

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of June 30, 2026, are as follows:

Year Ended June 30,	Total
2027	$ 42,000
2028	42,000
2029	42,000
2030	42,000
2031	42,000
Thereafter	94,500
Total undiscounted lease payments	$ 304,500
Less: Imputed interest	(34,989)
Total lease liability	$ 269,511

Other Intangible Operating Lease - The Company has a noncancellable operating lease for other services. The agreement expires in June 2028. Total expenses relating to this agreement, were $6,168, for the year ended June 30, 2026.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has an agreement with Saxony Securities Inc. (SSI), an affiliated broker dealer, whereby the Company may introduce securities transactions to SSI who will then introduce the same transactions to its clearing broker/dealer. This is commonly referred to as a piggyback arrangement. The Company receives commissions from SSI for the transactions introduced to its clearing broker/dealer, less certain fees and charges. The agreement had an initial 12-month term that automatically extends for additional 12-month periods. Either party may terminate the agreement at any time with 30 days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. For the year ended June 30, 2026, the number of transactions so introduced via this agreement was nominal.

NOTE 8 - CONCENTRATION OF RISK

For the year ended June 30, 2026, four groups of sales personnel accounted for 81% of the Company's total revenue.

NOTE 9 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. The amount included in Compensation and related benefits includes a $22,520 reduction in the 2024 calendar year accrual. Included in compensation and related benefits, discretionary employer contributions of $45,000 were accrued for the 2025 calendar year, and $12,000 were accrued for the 2026 calendar year, as of June 30, 2026, which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2026.

NOTE 11 – LONG-TERM BONUS

During the year, the Company accrued long-term bonuses to a key employee under a long-term bonus plan. All such bonuses are payable at a future dates through June 2029, provided such employee has continued to be employed by the Company or under certain circumstances. The Company recorded $21,537 during the year for long-term bonuses and a related liability of $53,837 for the year ended June 30, 2026, which are included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 12 – CONTINGENCIES

The Company, from time to time, is involved in certain claims, arbitrations, and regulatory matters, incidental to its business operations. The Company contests liability and the amount of damages or fines as appropriate in each pending matter. The Company accrues the estimated liability by a charge to income when the Company has information available to it which indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that liability.

NOTE 12 – CONTINGENCIES – *(Continued)*

Subject to the foregoing and based on currently available information, consultation with legal counsel, and considering its established reserves, if any, management is of the opinion that any claims or potential regulatory matters, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position. However, if during any future period a potential adverse contingency should become probable or be resolved more than the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurances that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in a loss. The Company policy for accounting for legal fees is to record such fees as the services are provided.

The Company was subject to a Financial Industry Regulatory Authority, Inc. ("FINRA") arbitration that the Company challenged whether the matter was subject to FINRA arbitration, after which the arbitration was withdrawn, and the matter refiled in civil court. The Company has requested the court to dismiss this case. At this date, it is unclear if the case will proceed. The Company plans to vigorously defend itself against this matter.

The Company received notification that it had been named in a FINRA arbitration matter. The claim is seeking recovery for amounts equal to or greater than their investment of approximately $2.2 million dollars, with claimed damages of between $1 and $3 million. The Company and its legal counsel are not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any. The Company plans to vigorously defend itself in this matter.

The Company received notification that it had been named in a FINRA arbitration matter. The claim seeks unspecified damages relating to their investment of approximately $290,000. The Company and its legal counsel are not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any. The Company plans to vigorously defend itself in this matter.

NOTE 12 – CONTINGENCIES – *(Continued)*

After the Company's fiscal year end, the Company received notification that it had been named in a FINRA arbitration matter. The claim seeks unspecified damages relating to their investment of approximately $150,000. The matter is currently in the discovery stage, and the Company and its legal counsel are not in a position to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any. The Company plans to vigorously defend itself in this matter.

After the Company's fiscal year end, the Company received notification that it had been named in a FINRA arbitration matter. The claim seeks damages of at least $118,000, the amount of their investment. The matter is currently in the discovery stage, and the Company and its legal counsel are not in a position to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any. The Company plans to vigorously defend itself in this matter.

NOTE 13 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Besides the promissory note mentioned in Note 3 and Note 5, and the matters detailed in Note 12, no other subsequent events were noted.